BGC Partners, Inc.

499 Park Avenue

New York, New York 10022

October 1, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:    Folake Ayoola

Office of Real Estate and Commodities

Re:	BGC Partners, Inc. — Registration Statement on Form S-4

(File No. 333-233761) (the “Registration Statement”)

Dear Ms. Ayoola:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BGC Partners, Inc. hereby requests acceleration of the effective date of the Registration Statement so that the Registration Statement becomes effective at 3:00 p.m., Eastern Time, on October 3, 2019, or as soon as practicable thereafter.

Please contact Christopher T. Jensen of Morgan, Lewis & Bockius LLP at (212) 309-6134 with any questions you may have concerning this request. In addition, please notify Mr. Jensen when this request for acceleration has been granted.

BGC PARTNERS, INC.

By:	/s/ Stephen M. Merkel
Name: Stephen M. Merkel
Title: Executive Vice President and General Counsel

cc:	Christopher T. Jensen, Esq. (Morgan, Lewis & Bockius LLP)